Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Claude Resources Inc. commences purchase of debentures

     <<
     /NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR
     DISSEMINATION IN THE UNITED STATES/

     TRADING SYMBOLS
     TSX - CRJ
     NYSE Amex - CGR
     >>

     SASKATOON, April 20 /CNW/ - Claude Resources Inc. ("Claude" or the
"Company") is pleased to announce that it has made an offer to purchase (the
"Offer to Purchase") a portion of the outstanding 12% senior secured debentures of the Company (the "Debentures").
     The Company recently completed a private placement of a total of
8,599,100 units at a price of $0.75 per Unit, for gross proceeds of
$6,449,325. Claude intends to use these proceeds, together with $4,050,675 of working capital for a total of $10,500,000 (the "Funds"), which Funds been deposited in trust with its legal counsel, in connection with the Offer to
Purchase. The Funds represent approximately 58% of the total outstanding principal amount of the Debentures.
     The Offer to Purchase consists of an offer from the Company to each holder of Debentures (the "Debentureholders") to purchase 58% of the
Debentures owned by such Debentureholder, rounded down to the nearest $1,000, at a price equal to 100% of the principal amount of such Debentures, plus accrued and unpaid interest thereon to and including June 1, 2009. The Offer to Purchase expires at the close of business on May 25, 2009 and may be accepted by each Debentureholder for all or a part of the Debentures being offered to be purchased, in increments of $1,000. It is anticipated that if any Debentureholders accept the Offer to Purchase, such purchases will close on June 1, 2009.

     Claude is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE
Amex-CGR). Claude is a gold exploration and mining company. The Company owns producing oil and natural gas assets. The Company's entire asset base is located in Canada. Since 1991, Claude has produced approximately 840,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan.
The Company also owns 100% of the 10,000 acre Madsen property in the prolific
Red Lake gold camp of northwestern Ontario.

     The Debentures have not been registered under the United States
Securities Act of 1933, as amended, and may not be offered or sold in the
United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

     CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Press Release may contain statements which constitute
'forward-looking', including statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words "may", "would", "could", "will",
"intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the
Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the periodic filings with the
Canadian securities regulatory authorities, including the Company's Annual
Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

     %SEDAR: 00000498E          %CIK: 0001173924

     /For further information: Neil McMillan, President and Chief Executive
Officer, (306) 668-7505; or Rick Johnson, Chief Financial Officer, (306)
668-7505, Email: clauderesources(at)clauderesources.com, Website:
www.clauderesources.com/
     (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 14:29e 20-APR-09